United States Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing ("Filer"): Westpac Banking Corporation
B.	(1) This is [check one]:
☒ an original filing for the Filer
☐ an amended filing for the Filer
(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this Form is being filed:
Name of subject company: Westpac Banking Corporation
Form type: Form CB
File Number (if known): None
Filed by: Westpac Banking Corporation
Date Filed (if filed concurrently, so indicate): Filed concurrently with this Form F-X
D.
The Filer is incorporated under the laws of the Commonwealth of Australia and has its principal place of business at 60 Martin Place, Sydney, New South Wales, 2000, Australia. Telephone: (+612) 9226-3123
E.
The Filer designates and appoints Manuela Adl ("Agent") located at Westpac Banking Corporation, 575 Fifth Avenue, 39th Floor, New York, New York 10017, Ph 212 551-1926 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on May 21, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.
Each person filing this Form in connection with the use of Form CB stipulates and agrees to appoint a successor agent for service of process and file and amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sydney, Australia this 21 day of May, 2004.
G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff.

Filer: Westpac Banking Corporation
By:
/s/ PADDY RENNIE
	Name:	Paddy Rennie
	Title:	Head of Legal, Treasury Services
This statement has been signed by the following persons in the capacities and on the dates indicated.
Agent for Service of Process: Manuela Adl
(Signature)	/s/ MANUELA ADL
	Name:	Manuela Adl
	Title:	SVP & COO (Agent for Service of Process)
(Date):	May 21, 2004